
Mail Stop 3720

December 11, 2008

Rene' A. Schena
Chairman and Chief Executive Officer
Integrated Media Holdings, Inc.
524 East Weddell Drive
Sunnyvale, CA 94089

> **Re:** **Integrated Media Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed November 26, 2008**
> **File No. 1-16381**

Dear Ms. Schena:

We have reviewed your revised filing and your correspondence received December 1 and December 5, 2008. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated October 14, 2008. Please disclose the anticipated date upon which you will obtain the necessary shareholder approval. We also note your statement on page six that you have "confirmation" from such shareholders that they will approve these transactions. Please disclose the nature of such confirmation, how it was obtained, the identity of the shareholders and the number of shares held by each.

2. We note that your amendments to the certificates of designation for the Class A and Class C preferred stock filed with your Form 8-K on November 25, 2008 indicate that "pursuant to resolution adopted by the holders of the necessary number of shares as required by statute in accordance with Section 228(a) of the General Corporation Law of the State of Delaware the amendment was adopted." However, your information statement indicates that such ratification will occur at a future date. Please explain the discrepancy in these statements and clarify the timing of such ratification with respect to the timing of the reverse stock split and other transactions contemplated by your information statement.

Notice to Stockholders, page 2

3. Please reconcile the apparent error in the revised disclosure on page two regarding the number of voting shares held by the "Majority Shareholders". The aggregate number of voting shares held by such shareholders according to the disclosure in this paragraph should be 63,097,155 shares, not 63,097,146 shares.

Summary, page 4

4. Please clarify in the overview section that only the Series C preferred stock and its conversion ratio will be unaffected by the reverse stock split, which means that the holders of the Series C preferred stock will have __% of the total voting rights of the company and will own __% of common shares upon their conversion. In this regard, while the number of outstanding shares of Series A preferred stock will not be affected by the reverse stock split, the conversion ratio will reflect the reverse stock split.

5. Disclose that the purpose of the reverse stock split is to decrease the number of outstanding common shares so that you will have enough authorized shares for the conversion of the Series C preferred stock that you issued in the merger with TeleChem International, Inc. Disclose that you issued convertible Series C preferred stock to the TeleChem shareholders because you did not have enough authorized shares to issue to them. Disclose, if true, that you did this to avoid having to seek shareholder approval for an increase in authorized shares before the merger was consummated.

6. We note the additional disclosure regarding the amendments to the company's preferred stock. Please revise this disclosure to include the following information:

- Clarify that you are seeking ratification of the amendments to the certificates of designation of the Series A and Series C preferred stock, as you disclose in the notice to shareholders. Explain how ratification differs from approval. Disclose that the amendments were filed with the Secretary of the State of Delaware on November 24, 2008. Disclose whether the filing of the amendments complied with Delaware law and your certificate of incorporation. Discuss what the impact will be on the company and the board if shareholders do not ratify the amendments. Discuss these matters in more detail under the description of the proposal on page 30.

- Include references to these transactions in the "Overview" paragraph as well as in the third paragraph of this section on page five.

- Disclose the nature and purpose of the clarifications and amendments made to the terms of the preferred stock.

7. Please include disclosure in this section addressing the increase in authorized shares of the company and the cancellations that will occur upon completion of the reincorporation.

Questions and Answers, page 6

8. We note your revisions to the third question on page seven. Please revise this disclosure to also indicate how many shares will be held by the "Majority Shareholders" after the effective date of the reincorporation, increase in authorized shares, name change, reverse split and cancellations.

9. Under the third question, disclose how you arrived at the price per share to be paid in lieu of fractional shares.

Outstanding Shares and Voting Rights, page 9

10. We note your response to comment seven from our letter dated October 14, 2008 and your additional disclosure on page 11. Please disclose the conversion ratio(s) used for the debt. Disclose, if true, that the cancellations will result in the conversion of all of the company's current convertible debt obligations.

11. Tell us the exemption from registration you are relying upon for the offer and sale of the securities being issued in connection with the cancellations.

Recent Change in Control of the Company, page 11

12. We note your response to comment six from our letter dated October 14, 2008. Please disclose that you issued more shares of Series C preferred stock than you had authorized in connection with the merger with TeleChem. Disclose the basis of your issuance of the shares of Series C preferred stock before the certificate of correction and the certificate of merger were filed with the Secretary of State of Delaware.

Information Regarding Beneficial Ownership of Principal Shareholders…, page 14

13. We note your response to comment eight from our letter dated October 14, 2008. Please further revise the table of beneficial ownership on page 15 to include footnote disclosure regarding how the cancellations and subsequent stock issuance will result in the ownership amounts reflected in the table. For example, explain how WEM's current ownership of 71,946 shares of common stock and 355,505 shares of preferred stock (which would result in 2,398.2 shares of common stock after the stock split, plus an additional 113,761.6 shares of common stock upon conversion of the Class A preferred stock), becomes 2,000,000 shares of common stock as reflected in this table.

14. We note your response to comment nine from our letter dated October 14, 2008. Please clarify how the numbers of Series A preferred stock represented by certificates 1032, 1174 and 1176 as noted on Exhibit B to the custodial agreement are reflected in this updated table.

Reverse Stock Split, page 17

15. We note your response to comment 12 from our letter dated October 14, 2008 as well as the revised disclosure in footnote four to the table on page 19. Please disclose the material terms of the warrant issued to Paul Hamm and tell us in which periodic or current report such warrant is disclosed and the warrant agreement filed as an exhibit.

Amendment to Series A and Series C Preferred Stock, page 30

16. Please revise, if true, the reference to "Series A" preferred stock in the third paragraph of this section which appears to be a reference to "Series C" preferred stock.

*   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc: The Loev Law Firm, PC
    via facsimile: (713) 524-4122